January 26, 2007

Room 4561

Jeffrey A. Tischler
Executive Vice President and
 Chief Financial Officer
Acies Corporation
14 Wall Street, Suite 1620
New York, NY 10005

> **RE: Acies Corporation**
> **Form 10-KSB for Fiscal Year Ended March 31, 2006**
> **File No. 000-49724**

Dear Mr. Tischler:

We have completed our review of your Form 10-KSB for the fiscal year ended March 31, 2006 and have no further comments at this time.

Very truly yours,

Kathy Collins
Accounting Branch Chief